UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               THE WET SEAL, INC.
                        ----------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.10 Par Value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   961840105
                    ---------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 21, 2001
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 17 Pages

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 2 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GROSS-TEITELBAUM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [_]



6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   1,000,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            6.02%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 3 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  LOS ANGELES EXPRESS FASHIONS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,000,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            11.35%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 4 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SUZY SHIER EQUITIES INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]


3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,000,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            11.35%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 5 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  LA SENZA CORPORATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,100,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,100,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            11.85%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 6 of 17


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  STEPHEN GROSS HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,100,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,100,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            11.85%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 7 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  STEPHEN GROSS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,100,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,100,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            11.85%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 8 of 17


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  TEITELBAUM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,100,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,100,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,100,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [_]


13       Percent of Class Represented By Amount in Row (11)

                                            16.56%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 961840105                                                 Page 9 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  IRVING TEITELBAUM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,100,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,100,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,100,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [_]


13       Percent of Class Represented By Amount in Row (11)

                                            16.56%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D
CUSIP No. 961840105                                                Page 10 of 17

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MAISAR INVESTMENTS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

7 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [_]


6        Citizenship or Place of Organization

                  Canada

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   1,000,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            6.02%

14       Type of Reporting Person (See Instructions)

                  CO

                  This Amendment No. 7 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the "Class A Shares"), of The Wet Seal, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated August 21, 1995, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons to report that the number of Class A Shares of which certain of the Reporting Persons may be deemed the beneficial owner of has changed by more than one percent of the total number of outstanding Class A Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Gross-Teitelbaum Holdings Inc. ("GTHI")

                  (ii)     Los Angeles Express Fashions Inc. ("LA");

                  (iii)    Suzy Shier Equities Inc. ("Suzy Shier Equities");

                  (iv)     La Senza Corporation ("La Senza Corporation");

                  (v)      Stephen Gross Holdings Inc. ("SGHI");

                  (vi)     Stephen Gross ("Mr. Gross");

                  (vii)    Teitelbaum Holdings Inc. ("THI"),

                  (viii)   Irving Teitelbaum ("Mr. Teitelbaum"), and

                  (ix)     Maisar Investments Inc. ("Maisar").

                  The address and principal business of each Reporting Person is 1604 St. Regis Blvd., Dorval, Quebec, Canada H9P1H6.

                  On June 18, 2001, Suzy Shier Limited changed its name to La Senza Corporation.

                  During the last five years, none of the Reporting Persons and to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) been a party to a civil proceeding as a result of which he has been subject to a judgment, decree or final order enforcing future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

                  (a) (i) GTHI and Maisar may be deemed the beneficial owners of 1,000,000 Class A Shares (approximately 6.02% of the total number of Class A Shares outstanding assuming the conversion of 1,000,000 Class B Shares). This number consists of 1,000,000 Class B Shares held for the account of Maisar.

                      (ii) LA may be deemed the beneficial owner of 2,000,000 Class A Shares (approximately 11.35% of the total number of Class A Shares outstanding assuming conversion of 2,000,000 Class B Shares). This number consists of 2,000,000 Class B Shares held for its account.

                      (iii) Suzy Shier Equities may be deemed the beneficial owner of 2,000,000 Class A Shares (approximately 11.35% of the total number of Class A Shares outstanding assuming conversion of 2,000,000 Class B Shares). This number consists of 2,000,000 Class B Shares held for the account of LA.

                      (iv) La Senza Corporation, SGHI and Mr. Gross may be deemed the beneficial owner of 2,100,000 Class A Shares (approximately 11.85% of the total number of Class A Shares outstanding assuming conversion of 2,100,000 Class B Shares). This number consists of (1) 2,000,000 Class B Shares held for the account of LA and (2) 100,000 Class B Shares held for the account of Suzy Shier Inc.

                      Suzy Shier Inc. ("Suzy Shier") is a Quebec company wholly owned by La Senza Corporation.

                      (v) THI may be deemed the beneficial owner of 3,100,000 Shares (approximately 16.56% of the total number of Class A Shares outstanding assuming the conversion of 3,100,000 Class B Shares). This number consists of
(1) 2,000,000 Class B Shares held for the account of LA, (2) 1,000,000 Class B Shares held for the account of Maisar, and (3) 100,000 Class B Shares held for the account of Suzy Shier.

                      (vi) Mr. Teitelbaum may be deemed the beneficial owner of 3,100,000 Shares (approximately 16.56% of the total number of Shares outstanding assuming the conversion of 3,100,000 Class B Shares). This number consists of
(1) 2,000,000 Class B Shares held for the account of LA, (2) 1,000,000 Class B Shares held for the account of Maisar, and (3) 100,000 Class B Shares held for the account of Suzy Shier.

                      First Canada Management Consultants Limited, a Canadian company wholly owned by Teitelbaum Investments Ltd., a Canadian company of which Mr. Teitelbaum is the majority shareholder, holds options to acquire (i) 60,000 Class A Shares, which options vest in an increment of 60,000 Class A Shares on August 20, 2002 (ii) 135,000 Class A Shares, which options vest in increments of 45,000 Class A Shares on September 22nd of the years 2002 through 2004 and (iii) 120,000 Class A Shares, which options vest in increments of 30,000 Class A Shares on May 4th of the years 2002 through 2005 (the "Options").

                  (b) (i) Each of Suzy Shier Equities, La Senza Corporation, SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 2,000,000 Class A Shares (and securities derivative thereof), held for the account of LA.

                      (ii) Each of La Senza Corporation, SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of 100,000 Class A Shares (and securities derivative thereof), held for the account of Suzy Shier.

                      (iii) Each of GTHI, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 1,000,000 Class A Shares (and securities derivative thereof), held for the account of Maisar.

                  (c) (i) On November 7, 2001, Suzy Shier Equities transferred 262,500 Class B Shares to a subsidiary of Suzy Shier (the "Suzy Shier Sub"). On the same date LA transferred 182,500 Class B Shares to the same Suzy Shier Sub. Subsequent to these transfers, the Suzy Shier Sub was wound up and Suzy Shier received the 445,000 Class B Shares held by the Suzy Shier Sub. In a series of block trades made in the public market ending on November 21, 2001, Suzy Shier sold 345,000 Class A Shares.

                      (ii) Except for the transactions disclosed above and on Annex A hereto, all of which were executed in block trades in the public market, there have been no transactions with respect to the Class A Shares since October 13, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of LA have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by LA in accordance with their ownership interests in LA.

                      (ii) The shareholders of Suzy Shier Equities have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by Suzy Shier Equities in accordance with their ownership interests in Suzy Shier Equities.

                      (iii) The shareholders of Maisar have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by Maisar in accordance with their ownership interests in Maisar.

                      (iv) The shareholders of Suzy Shier have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by Suzy Shier in accordance with their ownership interests in Suzy Shier.

                  (e)      Not applicable.

         With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 12, 2001                     GROSS-TEITELBAUM HOLDINGS INC.


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   Secretary


                                            LOS ANGELES EXPRESS FASHIONS INC.


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   Secretary


                                            SUZY SHIER EQUITIES INC.


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   Secretary


                                            LA SENZA CORPORATION


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   Chairman and Chief
                                                              Executive Officer


                                            STEPHEN GROSS HOLDINGS INC.


                                            By:      /s/  Stephen Gross
                                                     ---------------------------
                                                     Name:    Stephen Gross
                                                     Title:   Secretary


                                            STEPHEN GROSS


                                            By:      /s/  Stephen Gross
                                                     ---------------------------

                                            TEITELBAUM HOLDINGS INC.


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   Secretary


                                            IRVING TEITELBAUM


                                            By:      /s/  Irving Teitelbaum
                                                     ---------------------------


                                            MAISAR INVESTMENTS INC.


                                            By:      /s/  I. Teitelbaum
                                                     ---------------------------
                                                     Name:    I. Teitelbaum
                                                     Title:   President

                                                                                                                       Page 16 of 17



                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                               THE WET SEAL, INC.



                                    Date of               Nature of             Number of
For the Account of                 Transaction           Transaction            Securities                Price
------------------                 -----------           -----------            ----------                -----

First Canada Management               11/9/01                Sale                    100                  $20.00
Consulting Ltd.

First Canada Management              11/12/01                Sale                   9,900                 $20.00
Consulting Ltd.

First Canada Management              11/13/01                Sale                   5,000                 $20.20
Consulting Ltd.

First Canada Management              11/13/01                Sale                   5,000                 $20.00
Consulting Ltd.

First Canada Management              11/13/01                Sale                  20,800                $20.1839
Consulting Ltd.

First Canada Management              11/14/01                Sale                  14,300                 $20.00
Consulting Ltd.

First Canada Management              11/21/01                Sale                   4,500                 $21.05
Consulting Ltd.

First Canada Management              11/21/01                Sale                    400                  $21.00
Consulting Ltd.

Suzy Shier Inc.                       11/9/01                Sale                  42,500                 $20.00

Suzy Shier Inc.                       11/9/01                Sale                    100                  $20.02

Suzy Shier Inc.                      11/12/01                Sale                  26,000                 $20.00

Suzy Shier Inc.                      11/13/01                Sale                  44,600                 $20.00

Suzy Shier Inc.                      11/13/01                Sale                    200                  $20.17

Suzy Shier Inc.                      11/13/01                Sale                  58,200                 $20.25

Suzy Shier Inc.                      11/13/01                Sale                  12,100                 $20.30

Suzy Shier Inc.                      11/13/01                Sale                    100                  $20.31

Suzy Shier Inc.                      11/14/01                Sale                  68,000                 $20.00

Suzy Shier Inc.                      11/21/01                Sale                  14,200                 $20.90

Suzy Shier Inc.                      11/21/01                Sale                  62,100                 $21.00

Suzy Shier Inc.                      11/21/01                Sale                   6,700                 $21.10

Suzy Shier Inc.                      11/21/01                Sale                    200                  $21.11

                                                                                                                       Page 17 of 17

Suzy Shier Inc.                      11/21/01                Sale                    300                  $21.12

Suzy Shier Inc.                      11/21/01                Sale                   5,300                 $21.15

Suzy Shier Inc.                      11/21/01                Sale                   1,800                 $21.50

Suzy Shier Inc.                      11/21/01                Sale                   2,300                 $21.60

Suzy Shier Inc.                      11/21/01                Sale                    300                  $21.89

Maisar Inc.                          11/21/01                Sale                  30,900                 $20.90

Maisar Inc.                          11/21/01                Sale                  132,100                $21.00

Maisar Inc.                          11/21/01                Sale                  14,800                 $21.10

Maisar Inc.                          11/21/01                Sale                    300                  $21.11

Maisar Inc.                          11/21/01                Sale                    700                  $21.12

Maisar Inc.                          11/21/01                Sale                  11,600                 $21.15

Maisar Inc.                          11/21/01                Sale                   3,900                 $21.50

Maisar Inc.                          11/21/01                Sale                   5,000                 $21.60

Maisar Inc.                          11/21/01                Sale                    700                  $21.89

